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SECURITIES AND EXCHANGE COMMISSION

04017770

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65898

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 03/17/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BLC Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

222 Merchandise Mart Plaza
(No. and Street)

Chicago (City) IL (State) 60654 - 2001 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven Rogers (312) 396 - 7095
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 N. Meridian (Address) Indianapolis (City) IN (State) 46204 (Zip Code)

PROCESSED
APR 23 2004
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David J. Barra, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BLC Financial Services, Inc., as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

David J. Barra
Signature

Financial and Operations Principal
Title

"OFFICIAL SEAL"
Marguritte Stevens
Notary Public, State of Illinois
My Commission Exp. 05/05/2007

Marguritte Stevens
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BLC Financial Services, Inc.

Financial Statements and Schedules
as of December 31, 2003, and for the:
(i) four months ended December 31, 2003; and
(ii) period from inception, March 17, 2003, through
August 31, 2003

BLC Financial Services, Inc.

Table of Contents

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
300 North Meridian
Suite 1700
Indianapolis IN 46204
Telephone (317) 453-4100

Report of Independent Auditors

To the Board of Directors
BLC Financial Services, Inc.
(a wholly-owned subsidiary of Conseco, Inc.)

In our opinion, the accompanying balance sheet and the related statements of operations, stockholder's equity (deficit) and cash flows present fairly, in all material respects, the financial position of BLC Financial Services, Inc. (Successor Company) at December 31, 2003 and the results of its operations and its cash flows for the period from September 1, 2003 through December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As discussed in Note 2 to the financial statements, the United States Bankruptcy Court for the Northern District of Illinois, Eastern Division confirmed Conseco Inc.'s (the Company's parent) Sixth Amended Joint Plan of Reorganization (the "Plan") on September 9, 2003. The Plan was substantially consummated on September 10, 2003 and Conseco, Inc. emerged from bankruptcy. In connection with its emergence from bankruptcy, Conseco, Inc. adopted fresh start accounting as of August 31, 2003. The adoption of fresh start accounting by the Company's parent requires the Company to also adopt fresh start accounting.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1, 2, and 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 issued under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 25, 2004

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
300 North Meridian
Suite 1700
Indianapolis IN 46204
Telephone (317) 453-4100

Report of Independent Auditors

To the Board of Directors
BLC Financial Services, Inc.
(a wholly-owned subsidiary of Conseco, Inc.)

In our opinion, the accompanying statements of operations, changes in stockholder's equity (deficit) and cash flows present fairly, in all material respects, the results of operations and cash flows of BLC Financial Services, Inc. (Predecessor Company) from the period from inception, March 17, 2003, through August 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As discussed in Note 2 to the financial statements, Conseco, Inc. (the Company's parent) filed a petition on December 17, 2002 with the United States Bankruptcy Court for the Northern District of Illinois, Eastern Division for reorganization under the provisions of Chapter 11 of the Bankruptcy Code. Conseco, Inc.'s Sixth Amended Joint Plan of Reorganization (the "Plan") was substantially consummated on September 10, 2003 and Conseco, Inc. emerged from bankruptcy. In connection with its emergence from bankruptcy, Conseco, Inc. adopted fresh start accounting. The adoption of fresh start accounting by the Company's parent requires the Company to also adopt fresh start accounting.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1, 2, and 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 issued under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 25, 2004

BLC Financial Services, Inc.
Balance Sheet
December 31, 2003

	Successor
Asset – Cash	$ 45,000
Liabilities – Accounts payable to affiliate	$ 12,447
Stockholder's equity:	
Common stock, par value of $0.01 per share; 1,000 shares authorized; 100 shares issued and outstanding	1
Additional paid-in capital	38,532
Accumulated deficit	(5,980)
Total stockholder's equity	32,553
Total liabilities and stockholder's equity	$ 45,000

The accompanying notes are an integral part of the financial statements.

BLC Financial Services, Inc.
Statements of Operations

	Successor Four Months Ended December 31, 2003	Predecessor Period from Inception, March 17, 2003, Through August 31, 2003
Expenses:		
Licenses and fees	$ 2,320	$ 6,000
Management fees	3,000	-
Other	660	467
Total expenses	5,980	6,467
Net loss	$ (5,980)	$ (6,467)

The accompanying notes are an integral part of the financial statements.

BLC Financial Services, Inc.
Statements of Changes in Stockholder's Equity

	Total	Common Stock	Additional paid-in capital	Accumulated deficit
Predecessor balance, March 17, 2003, the date of inception	$ -	$ -	$ -	$ -
Initial capital contribution	15,000	1	14,999	-
Net loss	(6,467)	-	-	(6,467)
Predecessor balance, August 31, 2003	$ 8,533	$ 1	$ 14,999	$ (6,467)
Fresh start adjustments	-	-	(6,467)	6,467
Successor balance, August 31, 2003	$ 8,533	$ 1	$ 8,532	$ -
Net loss	(5,980)	-	-	(5,980)
Capital contributions	30,000	-	30,000	-
Successor balance, December 31, 2003	$ 32,553	$ 1	$ 38,532	$ (5,980)

The accompanying notes are an integral part of the financial statements.

BLC Financial Services, Inc.
Statements of Cash Flows

	Successor Four Months Ended December 31, 2003	Predecessor Period from inception, March 17, 2003, through August 31, 2003
Cash flows from operating activities:		
Net loss	$ (5,980)	$ (6,467)
Adjustment to reconcile net loss to net cash provided by operating activities:		
Changes in Accounts payable to affiliate	5,980	6,467
Net cash provided by operating activities	-	-
Cash flows from financing activities:		
Proceeds from the issuance of common stock	-	15,000
Capital contributions	30,000	-
Net cash provided financing activities	30,000	15,000
Net increase in cash	30,000	15,000
Cash and cash equivalents at beginning of period	15,000	-
Cash and cash equivalents at end of period	$ 45,000	$ 15,000

The accompanying notes are an integral part of the financial statements.

BLC Financial Services, Inc.
Notes to Financial Statements

1. **General:**

BLC Financial Services, Inc, (the "Company") was incorporated March 17, 2003. On March 21, 2003 the Company issued 100 shares of common stock for total consideration of $15,000 to Bankers Life and Casualty Company ("Bankers") who is the sole shareholder. Bankers is indirectly a wholly-owned subsidiary of Conseco, Inc. ("Conseco"), a financial services holding company with subsidiaries operating throughout the United States.

The Company was formed for the purpose of becoming a licensed broker-dealer and on September 29, 2003 the Company's application for membership to the NASD was approved. The Company has an agreement with an unaffiliated broker-dealer to receive commission income for business sold by Bankers agents through the unaffiliated broker-dealer. Through December 31, 2003, the Company had earned no commission income.

The Company is not subject to the special reserve or the possession or control requirements pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934 (the "Act") under paragraph (k)(2)(i).

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results may differ from these estimates.

2. **Fresh Start Accounting:**

On December 17, 2002, Conseco, the Company's ultimate parent and several of its subsidiaries excluding the Company, filed petitions for reorganization under Chapter 11 of Title 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Northern District of Illinois ("Bankruptcy Court"). Effective September 10, 2003 (the "Effective Date"), Conseco emerged from bankruptcy protection under the Sixth Amended Joint Plan of Reorganization, which was confirmed pursuant to an order of the Bankruptcy Court on September 9, 2003.

In accordance with Statement of Position 90-7 "Financial Reporting by Entities in Reorganization under the Bankruptcy Code," ("SOP 90-7"), the Company as a subsidiary of Conseco adopted fresh start accounting on the Effective Date. However, in light of the proximity of such date to the August month end, for accounting convenience purposes, the effects of fresh start accounting have generally been reported "as if" they occurred on August 31, 2003.

References in the financial statements to "Predecessor" refer to the Company prior to August 31, 2003. References to "Successor" refer to the Company on and after August 31, 2003, after giving effect to the implementation of fresh start reporting.

Under fresh start reporting, a new reporting entity is considered to be created and the Company is required to revalue its assets and liabilities to current estimated fair value. As of August 31, 2003, the carrying amount of the Company's assets and liabilities approximated fair value. As a result, common stock and additional paid-in capital represents the net book value of the Company on a fresh start basis and retained earnings of the Predecessor are eliminated.

4. **Net Capital Requirements:**

Pursuant to the Securities and Exchange Commission net capital rule, Rule 15c3-1(a)(2)(vi), the Company is required to maintain minimum net capital, as defined, equal to the greater of $5,000 or 6-2/3 percent of aggregate indebtedness, as defined. At December 31, 2003, net capital was $32,553 or $27,553 greater than the minimum requirement.

5. **Transactions with Affiliate:**

The Company has no employees. All services have been provided under an agreement with Bankers. Management expenses incurred under the agreement totaled $3,000 during the four months ended December 31, 2003.

6. **Income Taxes:**

Pursuant to a tax sharing agreement with Conseco, the Company is included in Conseco's consolidated federal income tax return. Under the agreement, the Company calculates its federal income taxes as if it were a separate filing company. The Company has recorded deferred tax assets totaling $4,356 for federal income taxes related to net operating loss carryforwards which are fully offset by a valuation allowance as it is more likely than not that the tax asset will not be realized. The Company will continue to assess the valuation allowance and to the extent it is determined that such allowance is no longer required, the tax benefit of the remaining tax assets will be recognized in the future. The Company's effective income tax rate differs from the applicable federal statutory rate due to the valuation allowance.

Schedule 1

BLC Financial Services, Inc.

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2003

Net capital:	
Total stockholder's equity from balance sheet	$ 32,553
Aggregate indebtedness	$ 12,447
6-2/3% of aggregate indebtedness	$ 830
Excess capital and ratio of aggregate indebtedness to net capital:	
Net capital	$ 32,553
Net capital requirement (greater of 6-2/3% of aggregate indebtedness or $5,000)	5,000
Net capital in excess of required amount	$ 27,553
Ratio of aggregate indebtedness to net capital	0.38 to 1

No material differences exist between the audited and unaudited calculation of net capital.

Schedule 2

BLC Financial Services, Inc.

Computation for Determination of
Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2003

The Company is exempt from compliance with Rule 15c3-3 of the Securities Exchange Act of 1934.

BLC Financial Services, Inc.

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2003

The Company is exempt from compliance with Rule 15c3-3 of the Securities Exchange Act of 1934 under Paragraph k(2)(i).

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
300 North Meridian
Suite 1700
Indianapolis IN 46204
Telephone (317) 453-4100

Report of Independent Auditors on Internal Control By SEC Rule 17a-5

To the Board of Directors
BLC Financial Services, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of BLC Financial Services, Inc. (the "Company") for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance

that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 26, 2004